Filed Pursuant to Rule 433
Registration Statement Nos. 333-159493,
333-159493-01, 333-159493-02,
333-159493-03, 333-159493-04,
333-159493-05, 333-159493-06

FINAL TERM SHEET

VIRGIN MEDIA FINANCE PLC

U.S.$600,000,000 of 9.50% Senior Notes due 2016

Issuer:	Virgin Media Finance PLC

Guarantors:	Virgin Media Inc.
Virgin Media Group LLC
Virgin Media Holdings Inc.
Virgin Media (UK) Group, Inc.
Virgin Media Communications Limited
Virgin Media Investment Holdings Limited

Security description:	Senior Notes

Distribution:	SEC registered

Aggregate principal amount:	$600,000,000
Gross proceeds:	$591,972,000
Net proceeds (before expenses):	$583,092,420
Maturity:	August 15, 2016
Coupon:	9.500%
Offering price:	98.662%
Yield to maturity:	9.750%
Spread to Benchmark Treasury:	+668 bps
Benchmark Treasury:	UST 4.875% due August 15, 2016
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2010
Accrued Interest from June 3, 2009:	$7,600,000, as of July 21, 2009
Redemption Provisions:
First call date:	August 15, 2013
Make-whole call	Before the first call date at a discount rate of Treasury plus 50 basis points
Redemption prices:	Commencing August 15, 2013: 104.750%
Commencing August 15, 2014: 102.375%
Commencing August 15, 2015 and thereafter: 100.000%
Redemption with proceeds of equity offering:	Prior to August 15, 2012, up to 40% may be redeemed at 109.500%

CUSIP:	92769VAA7
ISIN:	US92769VAA70
Denominations:	$US100,000 minimum; $1,000 increments
Further Issue:	The notes will be issued as additional notes under the Indenture, dated as of June 3, 2009, among the Company, the Guarantors and The Bank of New

York Mellon Trust Company, N.A., as Trustee, pursuant to which, on June 3, 2009, the Company issued U.S. $750,000,000 aggregate principal amount of 9.50% Senior Notes due 2016. The notes will be treated as a single issuance of the same notes under the Indenture.

Trade date:	July 16, 2009

Settlement:	T+3; July 21, 2009

Ratings:	B2/B

Bookrunners:	Goldman, Sachs & Co., BNP Paribas, Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc. and UBS Securities LLC

Use of Proceeds:

The Company estimates that the net proceeds of this offering will be approximately £359.8 million, utilizing the exchange rates at July 10, 2009 of $1.6185 per £1.00, after deducting the underwriters’ discount and estimated offering expenses. Under the terms of its senior credit facility, the Company is obligated to use the net proceeds of this offering to prepay a portion of its outstanding Tranches A-A3 and Tranches B1-B6 under our senior credit facility. Specifically, the Company intends to prepay approximately £92.7 million of Tranches A and A1 that is currently scheduled for payment in September 2010, approximately £219.6 million of Tranches A2 and A3 that is currently scheduled for payment in June 2012, and approximately £53.5 million of Tranches B1-B6 that is currently scheduled for repayment in September 2012.

The amortization schedule under the Company’s senior credit facility as of March 31, 2009, as revised for (i) the prepayments from the proceeds of its previous offering of senior notes, which closed on June 3, 2009 (including certain concurrent voluntary prepayments from available cash), (ii) the effect of certain amendments to its senior credit facility which became effective on June 11, 2009 as a result of those prepayments and (iii) the anticipated prepayments from the proceeds of this offering (utilizing the exchange rates at July 10, 2009), will be as follows: September 2010—£6.2 million, March 2011— £288.4 million, June 2012—£698.0 million, September 2012—£1,853.9 million, March 2013—£300.0 million. The Company expects to issue a paydown notice to its senior lenders once the sale of the notes has closed, with the paydown expected to be made on or around July 28, 2009.

Lock-up:

Virgin Media will not offer to sell any of its debt securities (other than the notes) for a period of 30 days after the trade date without the prior consent of at least half of the underwriters, which consent shall not be unreasonably withheld.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free at 1866-471-2526.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

United Kingdom: Stabilisation/FSA.